SE  N

17018700

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/2016** (MM/DD/YY) AND ENDING **06/30/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KPG Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1790 Bonanza Drive, Suite 102
(No. and Street)

SEC Mail Processing Section AUG 14 2017 Washington DC 412

Park City	Utah	84060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, SHAUNA BUSHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KPG CAPITAL PARTNERS LLP, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public 8/7/17


NOTARY PUBLIC
KRISTIE BAIR
Commission No. 678732
Commission Expires
JULY 23, 2018
STATE OF UTAH

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report
- [x] (p) Independent Auditors' Report on Exemption Report pursuant to Rule 17-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPG Capital Partners, LLC

Report on Audit of Financial Statements and Supplementary Information

For the Period Ended June 30, 2017

KPG Capital Partners, LLC

Contents
Period Ended June 30, 2017



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
KPG Capital Partners, LLC
1790 Bonanza Drive, Suite 102
Park City, UT 84060

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of KPG Capital Partners, LLC, (the Company) as of June 30, 2017 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KPG Capital Partners, LLC, as of June 30, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule have been subjected to audit procedures performed in conjunction with the audit of the KPG Capital Partners, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York
July 25, 2017

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
June 30, 2017

ASSETS		
Cash	$	103,652
Accounts Receivable		604,045
Prepaid Expenses		12,722
Security Deposit		3,685
TOTAL ASSETS	$	724,104
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts Payable and Accrued Expenses	$	17,947
COMMITMENTS AND CONTINGENCIES (Notes 3 & 5)		
MEMBERS' EQUITY		706,157
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	724,104

See Independent Auditors' Report and
Notes to Financial Statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Operations
For the Year Ended June 30, 2017

REVENUE:	
Management Fees	2,609,187
Incentive Fees	344,076
Total Revenue	2,953,263
OPERATING EXPENSES:	
Salaries, commissions and related costs	1,510,851
Rent expense	42,377
Dues and subscriptions	4,195
Data services	23,765
Professional fees	829,459
Office and other expenses	34,638
Regulatory fees	44,830
Insurance	37,979
Travel & entertainment expenses	193,953
Telephone	4,994
Total expenses	2,727,041
NET INCOME	$ 226,222

See Independent Auditors' Report and
Notes to Financial Statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Members' Equity
For the Year Ended June 30, 2017

MEMBERS' EQUITY, JUNE 30, 2016	$	479,935
Net income		226,222
Members' distributions		
MEMBERS' EQUITY, JUNE 30, 2017	$	706,157

See Independent Auditors' Report and
Notes to Financial Statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended June 30, 2017

OPERATING ACTIVITIES:	
Net income	$ 226,222
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in receivables	(317,655)
Decrease in prepaid assets	2,519
Security deposits	-
Decrease in accounts payable and accrued expenses	(6,183)
Net cash used by operating activities	(95,097)
FINANCING ACTIVITIES:	
Distribution to members	-
Net cash used by financing activities	-
NET INCREASE IN CASH	(95,097)
CASH AT BEGINNING OF YEAR	198,749
CASH AT END OF YEAR	$ 103,652
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
TAXES	$ -

See Independent Auditors' Report and
Notes to Financial Statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Business

KPG Capital Partners, LLC (the "LLC") was formed on December 16, 2011 as a Delaware limited liability company and is solely owned by Ken Gettinger individually. The LLC began operations as a broker dealer on March 27, 2013 as a member of the Financial Industry Regulatory Authority, and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC's primary business activity is to raise capital and receive management and/or incentive fees based on capital raised.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The LLC's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The LLC has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue recognition - The LLC earns management fees based on a percentage of capital introduced to its customers, as well as incentive fees based on performance of the capital invested into the customers. Revenues are recorded on the accrual basis.

Income taxes – The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the personal tax return of the sole member.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments

Office Space: The LLC leases its office space under a lease which will expire on 11/30/2017. The future minimum rental commitment through termination is:

Year	Amount
2017	6,250

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2017, the LLC had net capital of $85,706 which was $80,706 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 21%.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Subsequent Events

The LLC has evaluated all subsequent events from the date of the balance sheet through July 25, 2017, which represents the date these financial statements are available to be issued. There were no events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the financial statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2017

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	706,157
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(620,451)
NET CAPITAL	$	85,706
AGGREGATE INDEBTEDNESS:		
Account Payable and Accrued Expenses	$	17,947
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required		5,000
Excess net capital	$	80,706
Excess net capital at 1,000 percent	$	80,706
Percentage of aggregate indebtedness to net capital		21%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2017

See Independent Auditors' Report and Notes to Financial Statements.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
For the Period Ended June 30, 2017

The Company claims exemption from the requirements of Rule 15c3-3, under section (k)(2)(i) of the Rule.

KPG Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Exemption Report
For the Period Ended June 30, 2017

KPG Capital Partners, LLC claims exemption from Rule 15c3-3 under SEC Rule 15c3-3 section (k) paragraph 2 for the period from July 1, 2016 through June 30, 2017. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)." To our best knowledge and belief, we did not identify any exceptions to this exemption during the referenced period.

Signature: Shauna Bushman

Title: CCO

Date: 7/25/17

See Independent Auditors' Report and
Notes to Financial Statements.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
KPG Capital Partners, LLC
1790 Bonanza Drive, Suite 102
Park City, UT 84060

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KPG Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which KPG Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the "exemption provisions") and (2) KPG Capital Partners, LLC stated that KPG Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KPG Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KPG Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
July 25, 2017

KPG CAPITAL PARTNERS, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended June 30, 2017



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
KPG Capital Partners, LLC
1790 Bonanza Drive, Suite 102
Park City, UT 84060-7503

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2017, which were agreed to by KPG Capital Partners, LLC ("Company") and Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2017, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7B) for the year ended June 30, 2017, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7B on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,



Lerner & Sipkin CPAs, LLP (NY)
July 25, 2017

KPG CAPITAL PARTNERS, LLC
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended June 30, 2017

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	2,953,263
Additions		-
Deductions		-
SIPC Net Operating Revenues	$	2,953,263

Determination of General Assessment:

SIPC Net Operating Revenues:	$	2,953,263
General Assessment		5,681

Assessment Remittance:

Less: Payment made with Form SIPC-6 in January, 2017		(3,128)
Assessment Balance Due	$	2,553

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended June 30, 2017:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7B	$	2,953,263
SIPC Net Operating Revenues as computed above		2,953,263
Difference	$	-

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended June 30, 20017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KPG Capital Partners, LLC
1790 Bonanza Drive, Suite 102
Park City UT 84060-7503
8-69158

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212) 668-8700

2. A. General Assessment (item 2I from page 2) $5,681

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (exclude interest) (3,128)
January 6, 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,553

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2,553

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $2,553

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KPG Capital Partners, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Accountant
(Title)

Dated the 17 day of July, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

		beginning 07/01/2016 and ending 12/31/2016	beginning 01/01/2017 and ending 06/30/2017
Item No.	TOTAL REVENUE	Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ______ the sum of both periods	$ 1,251,145	$ 1,702,118
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)			
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ ______ $ ______		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ ______ $ ______		
Enter the greater of line (i) or (ii)			
Total deductions			
2d. SIPC Net Operating Revenues		$ 1,251,145	$ 1,702,118
2e. General Assessment at applicable rate for assessment period.		$ 3,128 @.0025	$ 2,553 @.0015
2f. Total General Assessment add both columns.		$ 5,681 (to page 1, line 2.A.)	